Exhibit 99.65

VOX ANNOUNCES RECORD REVENUE IN Q2 2021
AND INCREASES 2021 REVENUE GUIDANCE BY +100%

TORONTO, CANADA – July 27, 2021 – Vox Royalty Corp. (TSXV: VOX) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to announce that it has realized record preliminary quarterly royalty revenue of C$1,628,600 (US$1,314,000)(1) for the three-month period ended June 30, 2021. During the quarter, the Company recognized inaugural royalty revenue from its Janet Ivy gold royalty, acquired on March 29, 2021, which is an uncapped A$0.50 per tonne royalty.

Quarterly revenue benefitted from increased royalty-linked production by Mineral Resources Limited (ASX: MIN) at Koolyanobbing, increased production by Karora Resources Inc. (TSX: KRR) from the Hidden Secret deposit at Higginsville covered by the Dry Creek royalty, inaugural royalty revenues earned from the Janet Ivy royalty, and increased production by the operator of the Brauna royalty.

Vox has successfully grown quarterly revenue figures exponentially since Q3 2020, which is summarized in the below chart:

	Three months ended September 30, 2020	Three months ended December 31, 2020	Three months ended March 31, 2021	Three months ended June 30, 2021
Royalty revenue (C$)	$13,675	$147,659	$668,600	$1,628,600
Royalty revenue (US$)	$10,252	$115,975	$539,980	$1,314,000	(1)
Royalty revenue % growth		1,031%	366%	143%
# of producing assets	1	2	3	4

Kyle Floyd, Chief Executive Officer stated: “This is the continuation of an exciting period in Vox’s growth as revenue and profitability metrics start to reflect the true earnings power of the Vox royalty portfolio. We have consistently updated the market with operator updates concerning our royalty assets and noted that our portfolio continues to grow ahead of expectations. The coming quarters and years should continue to reflect a robust increase in revenues from both in production assets and development stage projects we expect to come online.”

2021 Revised Outlook

On April 13, 2021, the Company announced that it expected 2021 annual royalty revenues to total C$1,700,000 – C$2,500,000. The Company is pleased to announce that it now expects 2021 royalty revenues to double to C$4,000,000 – C$5,000,000.

The Company’s two-fold increase in 2021 revenue guidance is based on public forecasts and other disclosure by the third-party owners and operators of its assets or management’s assessment thereof. The increase in guidance since the Company’s last issued guidance is mainly attributable to: (i) higher royalty-linked production volumes at the Koolyanobbing iron ore operations across the Deception open pit and recently commissioned Altair open pit, (ii) first production from the Segilola gold mine anticipated in July 2021, and (iii) continued quarter-on-quarter record royalty-linked production from the Hidden Secret deposit at Higginsville covered by the Dry Creek royalty.

The revised 2021 outlook does not include the potential sale proceeds from two graphite royalties in the process of being sold, as announced on July 5, 2021.

About Vox

Vox is a growth precious metals royalty and streaming company with a portfolio of over 50 royalties and streams spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd	Pascal Attard
Chief Executive Officer	Chief Financial Officer
info@voxroyalty.com	pascal@voxroyalty.com
+1-345-815-3939	+1-345-815-3939

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to Vox’s anticipated outlook for the 2021 fiscal year, completion of certain anticipated milestones, transactions and developments by the operators of certain underlying projects and mines in respect of Vox’s royalty and stream portfolio, anticipated future cash flows, future financial reporting by Vox, the receipt of payments from Vox’s mining royalty and streaming portfolio, the requirements for regulatory approvals and third party consents, and the completion of mine construction, production and expansion under construction phases at the mines or properties that Vox holds an interests in.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Notes:

(1)	These figures have not been audited and are subject to change. As the Company has not yet finished its quarter-end close procedures, the anticipated financial information presented in this press release is preliminary, subject to final quarter-end closing adjustments, and may change materially.